Exhibit 99.34

NOTICE OF CHANGE OF AUDITOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

AND TO:	Ernst & Young LLP

PricewaterhouseCoopers LLP

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Notice is hereby given of a change of the auditor of Uranium Royalty Corp. (the “Corporation”) pursuant to section 4.11 of NI 51-102 as follows:

1.	The Corporation has requested and has accepted the resignation of its auditor, Ernst & Young LLP (“EY”) effective June 1, 2020 and PricewaterhouseCoopers LLP (“PwC”) has been appointed as auditor of the Corporation, to hold office until the next annual general meeting of the Corporation.

2.	The determination to accept the resignation of EY and the determination to appoint PwC, in each case as the Corporation’s auditor, were considered and approved by both the Corporation’s board of directors and its Audit Committee.

3.	EY did not express a modified opinion for any of its reports on the financial statements of the Corporation for: (a) the two most recently completed fiscal years preceding the date of this Notice; or (b) any period subsequent to the two most recently completed fiscal years and ending on June 1, 2020.

4.	No “reportable events” (as defined in section 4.11(1) of NI 51 - 102) have occurred.

DATED the 1st day of June, 2020.

URANIUM ROYALTY CORP.

Per:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer